FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registration N°42 of the Securities Registry

Santiago, November 15, 2011

Mr. Fernando Coloma Correa
Superintendent
Securities and Insurance Superintendence
1449 Libertador Bernardo O’Higgins Avenue

To whom it may concern,

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter, the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida el Golf N° 150, 14th floor, borough of Las Condes, a company registered with the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, duly empowered, hereby submits for your consideration the following material fact regarding the Company and its business pursuant to article 9° and subsection 2 of article 10°, both contained in Law N° 18.045 and in the Regulation of General Application (Norma de Carácter General) N°30, issued by the Superintendency.

The earthquake and tsunami that occurred off the coast of Chile on February 27, 2010, affected the South-Central Region of Chile, an area in which Arauco and its affiliates conduct industrial activities in the country. These events affected substantially all of the industrial complexes of the Company to varying degrees of severity.

Productive facilities were rapidly returned to their normal operations, with the exception of Line II of the Pulp Mill located at the Horcones Industrial Forestry Complex (Arauco), which recommenced its operations during the first half of February of this year.

Arauco had entered into insurance policies to cover damages caused by the aforementioned earthquake and tsunami to its physical assets, as well as the losses resulting from business interruption in pulp, wood panel and energy production, including coverage of the additional expenses incurred at its sawmills.

In this respect, we hereby inform to the Superintendency that Arauco and the insurance companies have accepted the report of liquidated damages and economic losses resulting from the abovementioned earthquake and tsunami, issued by the insurance adjuster Crawford – Graham Miller Limitada. As a result of such report, Arauco is entitled to receive a compensation of US$532,000,000, which amount will be subject to the subtraction of the advances already granted, that as of today amount to US$278,000,000. Therefore, it is expected that before December 31, 2011, Arauco will receive US$254,000,000. Of such amount, US$158.000.000 shall be added as a profit before taxes in Arauco’s income statement of 2011.

Best regards,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
Matías Domeyko Cassel
Executive Vicepresident

c.c.
- Santiago Chamber of Commerce, 64 La Bolsa Street, Santiago.
- Electronic Stock Market of Chile, 770 Huerfanos Street, 14th floor, Santiago.
- Valparaíso Stock Market, PO Box 218-V, Valparaiso
- Representative of bondholders (Banco Santander), 140 Bandera, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: November 28, 2011	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Executive Vice President